Exhibit 99.5

SILVERCORP METALS INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three and nine months ended December 31, 2016 and 2015
(Expressed in thousands of US dollars, unless otherwise stated)
(Unaudited)

Notice to Readers of the Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended December 31, 2016

The unaudited condensed consolidated interim financial statements of Silvercorp Metals Inc. (the “Company”) for the three and nine months ended December 31, 2016 (the “Financial Statements”) have been prepared by management and have not been reviewed by the Company’s independent auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2016 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of US dollars and are prepared in accordance with International Financial Reporting Standards.

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited) (Expressed in thousands of U.S. dollars)

		As at December 31,	As at March 31,
	Notes	2016	2016
ASSETS
Current Assets
Cash and cash equivalents	21	$66,974	$41,963
Short-term investments		30,401	19,999
Trade and other receivables		1,080	2,041
Inventories		10,546	8,857
Due from related parties	12	88	103
Income tax receivable		-	394
Prepaids and deposits		3,577	3,960
		112,666	77,317

Non-current Assets
Long-term prepaids and deposits		698	1,856
Reclamation deposits		4,207	2,301
Investment in an associate	3	3,171	3,133
Other investments	4	1,026	287
Plant and equipment	5	65,313	71,045
Mineral rights and properties	6	203,107	216,080
TOTAL ASSETS		$390,188	$372,019

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$32,741	$27,457
Bank loan	8	4,317	4,657
Mine right fee payable	7	-	3,970
Deposits received		5,547	5,849
Income tax payable		5,648	-
Due to related parties	12	-	179
		48,253	42,112

Non-current Liabilities
Mine right fee payable	7	-	5,796
Deferred income tax liabilities		25,128	23,224
Environmental rehabilitation		13,581	14,328
Total Liabilities		86,962	85,460

Equity
Share capital	9	231,590	230,933
Share option reserve		13,114	12,628
Reserves		25,409	25,409
Accumulated other comprehensive loss	10	(52,985)	(35,994)
Retained earnings		29,144	562
Total equity attributable to the equity holders of the Company		246,272	233,538

Non-controlling interests	11	56,954	53,021
Total Equity		303,226	286,559

TOTAL LIABILITIES AND EQUITY		$390,188	$372,019
Commitments and contingencies	20

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited)(Expressed in thousands of U.S. dollars, except numbers for share and per share figures)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2016	2015	2016	2015

Sales	19(c)	$47,838	$29,081	$129,407	$88,514
Cost of sales	13	20,100	19,543	59,136	58,692
Gross profit		27,738	9,538	70,271	29,822

General and administrative	14	3,950	3,140	12,462	13,391
Government fees and other taxes	15	2,410	1,557	5,866	4,753
Foreign exchange gain		(444)	(716)	(536)	(2,113)
Loss on disposal of plant and equipment	5	392	95	457	80
Loss on disposal of a subsidiary	28	-	460	-	460
Share of loss (gain) in associate	3	126	(65)	(160)	(166)
Impairment of plant and equipment and mineral rights and properties		-	-	181	-
Other income		(201)	(65)	(324)	(179)
Income from operations		21,505	5,132	52,325	13,596

Finance income	16	647	517	1,615	1,058
Finance costs	16	(161)	(280)	(685)	(751)
Income before income taxes		21,991	5,369	53,255	13,903

Income tax expense	17	5,353	1,453	14,091	3,237
Net income		$16,638	$3,916	$39,164	$10,666

Attributable to:
Equity holders of the Company		$13,115	$3,326	$30,167	$7,856
Non-controlling interests	11	3,523	590	8,997	2,810
		$16,638	$3,916	$39,164	$10,666

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.08	$0.02	$0.18	$0.05
Diluted earnings per share		$0.08	$0.02	$0.18	$0.05
Weighted Average Number of Shares Outstanding - Basic		167,192,640	168,975,392	167,048,582	170,052,392
Weighted Average Number of Shares Outstanding - Diluted		171,284,390	168,975,392	171,115,860	170,052,392

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2016	2015	2016	2015

Net income		$16,638	$3,916	$39,164	$10,666
Other comprehensive loss, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(11,730)	(7,565)	(20,602)	(15,708)
Share of other comprehensive income (loss) in associate	3	61	-	(12)	-
Items that will not subsequently be reclassified to net income or loss:
Change in fair value on equity investments designated as FVTOCI, net of tax of $nil	4	(122)	16	19	(227)
Items reclassified to net income:
Cumulative translation adjustment upon sale of a subsidiary		-	23	-	23
Other comprehensive loss, net of taxes		$(11,791)	$(7,526)	$(20,595)	$(15,912)
Attributable to:
Equity holders of the Company		$(9,769)	$(6,396)	$(16,991)	$(13,688)
Non-controlling interests	11	(2,022)	(1,130)	(3,604)	(2,224)
		$(11,791)	$(7,526)	$(20,595)	$(15,912)
Total comprehensive income (loss), net of taxes		$4,847	$(3,610)	$18,569	$(5,246)

Attributable to:
Equity holders of the Company		$3,346	$(3,070)	$13,176	$(5,832)
Non-controlling interests		1,501	(540)	5,393	586
		$4,847	$(3,610)	$18,569	$(5,246)

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited) (Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2016	2015	2016	2015
Cash provided by
Operating activities
Net income		$16,638	$3,916	$39,164	$10,666
Add (deduct) items not affecting cash:
Finance costs		161	280	685	751
Depreciation, amortization and depletion	13, 14	5,463	6,356	16,812	15,733
Share of loss (gain) in associate	3	126	(65)	(160)	(166)
Loss on disposal of a subsidiary		-	460	-	460
Impairment of plant and equipment and mineral rights and properties		-	-	181	-
Income tax expense		5,353	1,453	14,091	3,237
Finance income	16	(647)	(517)	(1,615)	(1,058)
Loss on disposal of plant and equipment	5	392	95	457	80
Share-based compensation		214	234	654	742
Income taxes paid		(1,115)	(224)	(4,030)	(527)
Interest received		647	517	1,615	1,058
Interest paid		(853)	-	(954)	-
Changes in non-cash operating working capital	21	1,955	(2,919)	8,656	(3,439)

Net cash provided by operating activities		28,334	9,586	75,556	27,537

Investing activities
Mineral rights and properties
Capital expenditures		(14,897)	(5,427)	(25,605)	(14,157)
Plant and equipment
Additions		(1,433)	(2,604)	(4,556)	(5,594)
Proceeds on disposals	5	19	202	51	232
Other investments
Acquisition		(782)	-	(782)	-
Proceeds on disposals	4	-	422	33	422
Reclamation deposit paid		(1,775)	-	(2,160)	(9)
Net purchases of short-term investments		(5,542)	(203)	(11,518)	5,504
Proceeds for sale of a subsidiary		-	11	-	11
Net cash used in investing activities		(24,410)	(7,599)	(44,537)	(13,591)

Financing activities
Related parties
Payments made		-	(1,587)	-	(1,587)
Non-controlling interests
Distribution	11	-	(1,661)	(1,460)	(1,661)
Cash dividends distributed	9(c)	(1,585)	-	(1,585)	(1,323)
Proceeds from issuance of common shares		192	-	489	-
Common shares repurchased as part of normal course issuer bid		-	(419)	-	(1,686)
Net cash used in financing activities		(1,393)	(3,667)	(2,556)	(6,257)
Effect of exchange rate changes on cash and cash equivalents		(2,041)	(2,160)	(3,452)	(4,492)

Increase (decrease) in cash and cash equivalents		490	(3,840)	25,011	3,197

Cash and cash equivalents, beginning of the period		66,484	67,216	41,963	60,179

Cash and cash equivalents, end of the period		$66,974	$63,376	$66,974	$63,376
Supplementary cash flow information	21

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited) (Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital
				Share		Accumulated other	Retained	Total equity attributable	Non-
		Number of		option		comprehensive	earnings	to the equity holders of	controlling
	Notes	shares	Amount	reserve	Reserves	loss	(deficit)	the Company	interests	Total equity
Balance, April 1, 2015		170,883,808	$233,513	$11,741	$25,409	$(26,697)	$(5,089)	$238,877	$53,634	$292,511
Share-based compensation		-	-	742	-	-	-	742	-	742
Dividends declared		-	-	-	-	-	(685)	(685)	-	(685)
Distribution to non-controlling interests		-	-	-	-	-	-	-	(1,661)	(1,661)
Disposition of non-controlling interests upon sale of a subsidiary		-	-	-	-	-	-	-	(773)	(773)
Common shares repurchased as part of normal course issuer bid		(2,322,952)	(1,686)	-	-	-	-	(1,686)	-	(1,686)
Cumulative translation adjustment realized upon sale of a subsidiary		-	-	-	-	23	-	23	-	23
Comprehensive (loss) income		-	-	-	-	(13,711)	7,856	(5,855)	586	(5,269)
Balance, December 31, 2015		168,560,856	$231,827	$12,483	$25,409	$(40,385)	$2,082	$231,416	$51,786	$283,202
Share-based compensation		-	-	145	-	-	-	145	-	145
Common shares repurchased as part of normal course issuer bid		(1,714,500)	(894)	-	-	-	-	(894)	-	(894)
Comprehensive income (loss)		-	-	-	-	4,391	(1,520)	2,871	1,235	4,106
Balance, March 31, 2016		166,846,356	$230,933	$12,628	$25,409	$(35,994)	$562	$233,538	$53,021	$286,559
Options exercised		460,964	657	(168)	-	-	-	489	-	489
Share-based compensation	9(b)	-	-	654	-	-	-	654	-	654
Dividends declared	9(c)	-	-	-	-	-	(1,585)	(1,585)	-	(1,585)
Distribution to non-controlling interests	11	-	-	-	-	-	-	-	(1,460)	(1,460)
Comprehensive (loss) income		-	-	-	-	(16,991)	30,167	13,176	5,393	18,569
Balance, December 31, 2016		167,307,320	$231,590	$13,114	$25,409	$(52,985)	$29,144	$246,272	$56,954	$303,226

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties. The Company’s producing mines and other current exploration and development projects are in China.

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange.

The head office, registered address and records office of the Company are located at 200 Granville Street, Suite 1378, Vancouver, British Columbia, Canada, V6C 1S4.

Operating results for the three and nine months ended December 31, 2016, are not necessarily indicative of the results that may be expected for the year ending March 31, 2017.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2016. These condensed consolidated interim financial statements follow the same significant accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2016.

These condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated on February 1, 2017.

(b)Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary; and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Place of	December 31,	March 31,	Mineral
Name of subsidiaries	Principal activity	incorporation	2016	2016	properties
Silvercorp Metals China Inc.	Holding company	Canada	100%	100%
Silvercorp Metals (China) Inc.	Holding company	China	100%	100%
0875786 B.C. LTD.	Mining	Canada	100%	100%
Fortune Mining Limited	Holding company	BVI (i)	100%	100%	RZY
Fortune Copper Limited	Holding company	BVI	100%	100%
Fortune Gold Mining Limited	Holding company	BVI	100%	100%
Victor Resources Ltd.	Holding company	BVI	100%	100%
Yangtze Mining Ltd.	Holding company	BVI	100%	100%
Victor Mining Ltd.	Holding company	Barbados	100%	100%
Yangtze Mining (H.K.) Ltd.	Holding company	Hong Kong	100%	100%
Fortune Gold Mining (H.K.) Limited	Holding company	Hong Kong	100%	100%
Wonder Success Limited	Holding company	Hong Kong	100%	100%
Henan Huawei Mining Co. Ltd. ("Henan Huawei")	Mining	China	80%	80%	HPG, LM
Henan Found Mining Co. Ltd. ("Henan Found")	Mining	China	77.5%	77.5%	Ying, TLP
Songxian Gold Mining Co., Ltd. ("SX Gold")	Mining	China	77.5%	77.5%	XHP
Xinshao Yunxiang Mining Co., Ltd. ("Yunxiang")	Mining	China	70%	70%	BYP
Guangdong Found Mining Co. Ltd. (Guangdong Found")	Mining	China	95%	95%	GC
(i) British Virgin Island ("BVI")

(c) Accounting standards issued but not yet in effective

IFRS 15 – Revenue from contracts with customers, the standard on revenue from contacts with customers was issued in September 2015 and may be effective for annual reporting periods beginning on or after January 1, 2018 for public entities with early adoption permitted. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company is assessing the impact of this standard.

IAS 7 - Statement of Cash Flows has been revised to incorporate amendments issued by the International Accounting Standards Board ("IASB") in January 2016. The amendments require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IAS 12 - Income Taxes has been revised to incorporate amendments issued by the IASB in January 2016. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Company is assessing the impact of this standard.

IFRS 16 - Leases was issued by the IASB and will replace Leases (“IAS 17”). IFRS 16 requires most leases to be reported on a company’s balance sheet as assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early application permitted for companies that also apply IFRS

15 - Revenue from Contracts with Customers. The Company is currently assessing the impact of this new standard.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.	INVESTMENT IN AN ASSOCIATE

New Pacific Holdings Corp. (“NUX”) is a Canadian public company listed on the TSX Venture Exchange (symbol: NUX). NUX is a related party of the Company by way of two common directors and officers.

As at December 31, 2016, the Company owned 10,806,300 common shares (March 31, 2016 – 10,806,300) of NUX, representing an ownership interest of 16.1% (March 31, 2016 – 16.1%).

The Company accounts for its investment in NUX common shares using the equity method as it is able to exercise significant influence over the financial and operating policies of NUX. The summary of the investment in NUX common shares and its market value as at the respective balance sheet dates are as follows:

			Value of NUX's
	Number of		common shares per
	shares	Amount	quoted market price
Balance, April 1, 2015	10,806,300	$3,449	$1,448
Share of net loss		(50)
Share of other comprehensive loss		(186)
Foreign exchange impact		(80)
Balance, March 31, 2016	10,806,300	$3,133	$2,333
Share of net income		160
Share of other comprehensive loss		(12)
Foreign exchange impact		(110)
Balance December 31 , 2016	10,806,300	$3,171	$5,473

4.	OTHER INVESTMENTS

	December 31, 2016	March 31, 2016

Equity investments designated as FVTOCI

Publicly-traded companies	$1,026	$287

Luoyang Yongning Smelting Co. Ltd.	-	-

Jinduicheng Xise (Canada) Co. Ltd.	-	-
	$1,026	$287

(a) Investments in publicly-traded companies with no significant influence

Investments in publicly-traded companies represent equity interests of other publicly-trading companies that the Company has acquired through the open market or through private placements. Such investments are designated as FVTOCI and are measured at fair value on initial recognition and subsequent measurement. As of December 31, 2016, none of the investments held by the Company represented more than 10% of the respective interest of investees.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The continuity of such investments is as follow:

		Accumulated fair value change
	Fair value	included in OCI
April 1, 2015	$892	$(6,271)
Change in fair value on equity investments designated as FVTOCI	(158)	(158)
Disposal of equity investments	(422)	-
Impact of foreign currency translation	(25)	-
March 31, 2016	$287	$(6,429)
Change in fair value on equity investments designated as FVTOCI	19	19
Purchase of equity investments	782	-
Impact of foreign currency translation	(62)	-
December 31, 2016	$1,026	$(6,410)

(b) Luoyang Yongning Smelting Co. Ltd. (“Yongning Smelting”)

Yongning Smelting is a private company based in China. The Company invested in Yongning Smelting through its subsidiary Henan Found. On July 31, 2016, the Company disposed its 0.1% (March 31, 2016 –0.1%) ownership of Yongning Smelting’s total equity for cash proceeds of $33 (RMB ¥221).

(c) Jinduicheng Xise (Canada) Co. Ltd. (“Jinduicheng”)

Jinduicheng is a Canadian private holding company, with primary assets holding 100% interest in a Canadian private mining company, Yukon Zinc Mining Corporation (“Yukon Zinc”). The Company invested in Jinduicheng through a private placement by subscribing common shares of Jinduicheng. As at December 31, 2016, the Company’s total investment in Jinduicheng represents 6% (March 31, 2016 - 6%) of Jinduicheng’s total equity. The fair value of the investment as at December 31, 2016 was determined to be $nil (March 31, 2016 - $nil), using a market based approach taking into consideration of Jinduicheng’s consolidated mineral reserve and resource data and its consolidated financial position. The maximum risk exposures would be the amount the Company invested in the common shares of Jinduicheng.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	PLANT AND EQUIPMENT

Plant and equipment consist of:

Land use rights		Office		Motor	Construction
Cost	and building	equipment	Machinery	vehicles	in progress	Total
Balance as at April 1, 2015	$87,404	$6,492	$27,183	$7,274	$3,551	$131,904
Additions	7,100	293	1,376	323	6,112	15,204
Disposals	(142)	(101)	(231)	(210)	(79)	(763)
Reclassification of asset groups(1)	293	-	-	-	(293)	-
Impact of foreign currency translation	(3,493)	(242)	(1,073)	(284)	(216)	(5,308)
Balance as at March 31, 2016	$91,162	$6,442	$27,255	$7,103	$9,075	$141,037
Additions	1,647	140	418	298	1,625	4,128
Disposals	(215)	(256)	(284)	(754)	(3)	(1,512)
Reclassification of asset groups(1)	7,470	-	320	-	(7,790)	-
Impact of foreign currency translation	(6,987)	(433)	(2,003)	(498)	(411)	(10,332)
Ending balance as at December 31, 2016	$93,077	$5,893	$25,706	$6,149	$2,496	$133,321

Impairment, accumulated depreciation and amortization
Balance as at April 1, 2015	$(41,247)	$(4,281)	$(16,639)	$(4,899)	$(59)	$(67,125)
Disposals	92	82	28	174	-	376
Depreciation and amortization	(2,588)	(700)	(1,756)	(866)	-	(5,910)
Impact of foreign currency translation	1,085	206	1,190	184	2	2,667
Balance as at March 31, 2016	$(42,658)	$(4,693)	$(17,177)	$(5,407)	$(57)	$(69,992)
Disposals	72	227	161	544	-	1,004
Depreciation and amortization	(2,137)	(400)	(1,272)	(392)	-	(4,201)
Impact of foreign currency translation	3,173	299	1,316	389	4	5,181
Ending balance as at December 31, 2016	$(41,550)	$(4,567)	$(16,972)	$(4,866)	$(53)	$(68,008)

Carrying amounts
Balance as at March 31, 2016	$48,504	$1,749	$10,078	$1,696	$9,018	$71,045
Ending balance as at December 31, 2016	$51,527	$1,326	$8,734	$1,283	$2,443	$65,313

(1) when an asset is available for use, it is reclassified from construction in progress to one of the appropriate plant and equipment categories.

During the three and nine months ended December 31, 2016, certain plant and equipment were disposed for proceeds of $19 and $51, respectively (three and nine months ended December 31, 2015 - $202 and $232, respectively) and loss of $392 and $457, respectively (three and nine months ended December 31, 2015 – loss of $95 and $80, respectively).

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

	Producing and development properties			Exploration and evaluation properties
Cost	Ying Mining District	BYP	GC	XHP	RZY	Total
Balance as at April 1, 2015	$218,702	$65,353	$112,844	$22,117	$183	$419,199
Capitalized expenditures	18,914	-	943	-	-	19,857
Mine right fee	1,985	-	-	-	-	1,985
Environmental rehabiliation	1,243	75	74	-	-	1,392
Foreign currecy translation impact	(8,717)	(613)	(4,383)	(860)	(4)	(14,577)
Balance as at March 31, 2016	$232,127	$64,815	$109,478	$21,257	$179	$427,856
Capitalized expenditures	15,207	-	686	-	-	15,893
Mine right fee	1,337	-	-	-	-	1,337
Foreign currecy translation impact	(17,579)	(1,108)	(7,954)	(1,547)	(6)	(28,194)
Ending balance as at December 31, 2016	$231,092	$63,707	$102,210	$19,710	$173	$416,892

Impairment and accumulated depletion
Balance as at April 1, 2015	$(45,833)	$(57,701)	$(78,756)	$(22,117)	$-	$(204,407)
Depletion	(11,633)	-	(1,922)	-	-	(13,555)
Foreign currecy translation impact	1,942	315	3,069	860	-	6,186
Balance as at March 31, 2016	$(55,524)	$(57,386)	$(77,609)	$(21,257)	$-	$(211,776)
Impairment Loss	-	-	-	-	(181)	(181)
Depletion	(12,563)	-	(1,609)	-	-	(14,172)
Foreign currecy translation impact	4,554	567	5,668	1,547	8	12,344
Ending balance as at December 31, 2016	$(63,533)	$(56,819)	$(73,550)	$(19,710)	$(173)	$(213,785)

Carrying amounts
Balance as at March 31, 2016	$176,603	$7,429	$31,869	$-	$179	$216,080
Ending balance as at December 31, 2016	$167,559	$6,888	$28,660	$-	$-	$203,107

On June 16, 2016, the Company paid a mine right fee of $1,337 (RMB ¥8.7 million) to the Chinese government as part of its requirement to renew the mining permit for its TLP and LM mine (part of the Ying Mining District).

7.	MINE RIGHT FEE PAYABLE

On October 25, 2016, the Company repaid its entire mine right fee payable along with accrued interest to the Chinese government.

Total
Balance, April 1, 2015	$14,038
Interest accrued	488
Principal paid	(4,095)
Interest paid	(180)
Foreign exchange impact	(485)
Balance, March 31, 2016	$9,766
Interest accrued	226
Principal paid	(8,710)
Interest paid	(805)
Foreign exchange impact	(477)
Balance, December 31, 2016	$-

During the three and nine months ended December 31, 2016, interest of $10 and $226, respectively (three and nine months ended December 31, 2015 - $157 and $380, respectively) was accrued and expensed through finance costs.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.	BANK LOAN

Total
Balance, April 1, 2015	$-
Addition	4,619
Interest accrued	49
Interest paid	(41)
Foreign exchange impact	30
Balance, March 31, 2016	$4,657
Interest accrued	149
Interest paid	(149)
Foreign exchange impact	(340)
Balance, December 31, 2016	$4,317

For the three and nine months ended December 31, 2016, interest of $49 and $149, respectively (three and nine months ended December 31, 2015 - $nil) was accrued and expensed through finance costs.

Subsequent to December 31, 2016, the Company repaid the principal and interest of the bank loan in full.

9.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2016 were fully paid.

(b) Stock options

The Company has a stock option plan which allows for the maximum number of common shares to be reserved for issuance on the exercise of options granted under the stock option plan to be a rolling 10% of the issued and outstanding common shares from time to time. The maximum exercise period may not exceed 10 years from the date of the grant of the options to employees, officers, and consultants. The following is a summary of option transactions:

		Weighted average
		exercise price per
	Number of shares	share CAD$
Balance, April 1, 2015	4,741,356	$5.15
Options granted	5,652,125	0.91
Options forfeited	(682,050)	3.89
Options expired	(537,406)	9.31
Balance, March 31, 2016	9,174,025	$2.39
Options granted	143,000	4.34
Options exercised	(460,964)	1.37
Options forfeited	(847,238)	3.61
Options expired	(481,000)	10.29
Balance, December 31, 2016	7,527,823	$1.84

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

During the nine months ended December 31, 2016, a total of 143,000 options with a life of three years were granted to officers and employees at an exercise price of CAD$4.34 per share subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

Subsequent to December 31, 2016, a total of 1,000,000 options with a life of three years were granted to directors, officers and employees at an exercise price of CAD$3.63 per share subject to a vesting schedule over a two-year term with 25% of the options vesting every six months from the date of grant.

The fair value of stock options granted during the nine months ended December 31, 2016 and 2015 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended December 31,
	2016	2015
Risk free interest rate	0.59%	0.53%
Expected life of option in years	2.25 years	2.86 years
Expected volatility	70%	57%
Expected dividend yield	-	0.45%
Estimated forfeiture rate	11%	11%
Weighted average share price at date of grant	$ 4.34	$ 0.91

The weighted average grant date fair value of options granted during the nine months ended December 31, 2016 was CAD$1.74 (nine months ended December 31, 2015 - CAD$0.33). Volatility was determined based on the historical volatility of the Company’s shares over the estimated life of stock options. For the three and nine months ended December 31, 2016, a total of $214 and $654, respectively (three and nine months ended December 31, 2015 - $234 and $742, respectively) in share-based compensation expense was recognized and included in the general and administrative expenses on the consolidated statements of income.

The following table summarizes information about stock options outstanding at December 31, 2016:

		Weighted
		average			Weighted
	Number of options	remaining	Weighted	Number of options	average
	outstanding at	contractual life	average exercise	exercisable at	exercise price
Exercise price in CAD$	December 31, 2016	(Years)	price in CAD$	December 31, 2016	in CAD$
$0.66	3,600,179	2.00	$0.66	1,734,417	0.66
$1.43	1,553,431	3.42	$1.43	710,931	1.43
$1.75	398,500	2.41	$1.75	242,125	1.75
$1.76	257,527	2.78	$1.76	125,127	1.76
$2.98	139,437	2.06	$2.98	94,595	2.98
$3.25	182,187	1.42	$3.25	159,313	3.25
$3.41	275,312	1.70	$3.41	223,563	3.41
$3.91	177,250	1.18	$3.91	166,064	3.91
$4.34	143,000	2.71	$4.34	-	-
$5.35	180,000	0.60	$5.35	180,000	5.35
$5.40	184,000	1.17	$5.40	184,000	5.40
$6.53	141,000	0.71	$6.53	141,000	6.53
$6.69	296,000	0.43	$6.69	296,000	6.69
$0.66 - 6.69	7,527,823	2.15	$1.84	4,257,135	$2.32

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Subsequent to December 31, 2016, a total of 76,436 options with exercise prices ranging from CAD$0.66 to CAD$3.41 were exercised.

(c) Cash dividends declared

During the three and nine months ended December 31, 2016, dividends of $1,585 and $1,585, respectively (for three and nine months ended December 31, 2015 - $nil and $685, respectively) were declared and paid.

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	December 31, 2016	March 31, 2016
Change in fair value on equity investments designated as FVTOCI	$(38,063)	$(38,082)
Share of other comprehensive loss in associate	(198)	(186)
Currency translation adjustment	(14,724)	2,274
Balance, end of the period	$(52,985)	$(35,994)

The unrealized loss on equity investments designated as FVTOCI, share of other comprehensive loss in associate and currency translation adjustment are net of tax of $nil for all periods presented.

11.	NON-CONTROLLING INTERESTS

The continuity of non-controlling interests is summarized as follows:

	Henan	Henan		Guangdong
	Found	Huawei	Yunxiang	Found	SX Gold	Total
Balance, April 1, 2015	$49,924	$5,307	$4,713	$(3,066)	$(3,244)	$53,634
Share of net income (loss)	4,365	(66)	(354)	(48)	(294)	3,603
Share of other comprehensive (loss) income	(1,411)	(631)	(162)	32	390	(1,782)
Distributions	(1,282)	(379)	-	-	-	(1,661)
Disposition upon sale of a subsidiary	-	-	-	-	(773)	(773)
Balance, March 31, 2016	$51,596	$4,231	$4,197	$(3,082)	$(3,921)	$53,021
Share of net income (loss)	8,570	559	(277)	172	(27)	8,997
Share of other comprehensive (loss) income	(3,118)	(372)	(222)	53	55	(3,604)
Distributions	(1,460)	-	-	-	-	(1,460)
Balance, December 31, 2016	$55,588	$4,418	$3,698	$(2,857)	$(3,893)	$56,954

As at December 31, 2016, non-controlling interests in Henan Found, Henan Huawei, Yunxiang, Guangdong Found and SX Gold were 22.5%, 20%, 30%, 5% and 22.5%, respectively.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

Due from related parties	December 31, 2016	March 31, 2016
NUX (a)	$38	$13
Henan Non-ferrous Geology Bureau (b)	50	90
	$88	$103

Due to related parties	December 31, 2016	March 31, 2016
Parkside Management Ltd. (c)	$-	$179

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three and nine months ended December 31, 2016, the Company recovered $46 and $139, respectively (three and nine months ended December 31, 2015 - $40 and $177, respectively) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is the 22.5% equity interest holder of Henan Found. During the nine months ended December 31, 2016, Henan Found declared and paid dividends of $1,460 (nine months ended December 31, 2015 - $1,282) to Henan Geology Bureau.

(c)	Parkside Management Limited is a private consulting services company controlled by a director of the Company. For the three and nine months ended December 31, 2016 and 2015, the Company paid consulting fees of $250 and $250, respectively to Parkside Management Ltd (for three and nine months ended December 31, 2015 - $nil).

(d)	The Company rents a Beijing office from a relative of a director and officer of the Company for $21 (RMB ¥130,746) per month. For the three and nine months ended December 31, 2016, total rents were $63 and $189, respectively (three and nine months ended December 31, 2015 - $63 and $189, respectively).

(e)	Henan Xinhui Mining Co., Ltd. (“Henan Xinhui”) is a 20% equity interest holder of Henan Huawei. During the three and nine months ended December 31, 2016, Henan Huawei did not declare and pay any dividends to Henan Xinhui (for three and nine months ended December 31, 2015 - $651 and $651, respectively).

Transactions with related parties are made on terms agreed upon by the two parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	COST OF SALES

Cost of sales consists of:

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Cash cost	$14,922	$13,578	$43,275	$44,204
Depreciation, amortization and depletion	5,178	5,965	15,861	14,488
Cost of sales	$20,100	$19,543	$59,136	$58,692

14.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31,		Nine months ended December 31,
General and administrative	2016	2015	2016	2015
Office and administrative expenses	$1,379	$668	$4,074	$4,570
Amortization and depreciation	285	390	951	1,244
Salaries and benefits	1,833	2,129	5,305	5,744
Share-based compensation	214	234	654	742
Professional fees	239	(281)	1,478	1,091
	$3,950	$3,140	$12,462	$13,391

15.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three months ended December 31,		Nine months ended December 31,
	2016	2015	2016	2015
Government fees	$141	$865	$1,317	$2,617
Other taxes	2,269	692	4,549	2,136
	$2,410	$1,557	$5,866	$4,753

Government fees include mineral resource compensation fees and environmental protection fees paid to the state and local Chinese government. Other taxes were composed of mineral resource tax, surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

16.	FINANCE ITEMS

Finance items consist of:

	Three months ended December 31,		Nine months ended December 31,
Finance income	2016	2015	2016	2015
Interest income	$647	$517	$1,615	$1,058

	Three months ended December 31,		Nine months ended December 31,
Finance costs	2016	2015	2016	2015
Interest on mine right fee	$10	$157	$226	$380
Interest on bank loan	49	-	149	-
Unwinding of discount of environmental
rehabilitation provision	102	123	310	371
	$161	$280	$685	$751

17.	INCOME TAX

The significant components of income tax expense are as follows:

	Three months ended December 31,		Nine months ended December 31,
Income tax expense	2016	2015	2016	2015
Current	$4,737	$482	$10,343	$818
Deferred	616	971	3,748	2,419
	$5,353	$1,453	$14,091	$3,237

18.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy at December 31, 2016 and March 31, 2016 that are not otherwise disclosed. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31,2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$66,974	$-	$-	$66,974
Investments in publicly traded companies	1,026	-	-	1,026
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

	Fair value as at March 31, 2016
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$41,963	$-	$-	$41,963
Investments in publicly traded companies	287	-	-	287
Luoyang Yongning Smelting Co. Ltd.(1)	-	-	-	-
Jinduicheng Xise (Canada) Co. Ltd.(1)	-	-	-	-
(1) Level 3 financial instruments

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2016 and March 31, 2016, respectively.

(b)Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	December 31,2016				March 31, 2016
	Within a year	2-3 years	4-5 years	Total	Total
Mine right fee payable	$-	$-	$-	$-	$9,766
Bank loan	4,317	-	-	4,317	4,657
Accounts payable and accrued liabilities	32,741	-	-	32,741	27,457
	$37,058	$-	$-	$37,058	$41,880

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD and the functional currency of all Chinese subsidiaries is RMB. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The Company's exposure to currency risk affect net income arise from non-functional currency financial assets is summarized as follow:

	December 31, 2016	March 31, 2016
Financial assets denominated in U.S. Dollars	$23,554	$24,968
Financial assets denominated in Chinese RMB	$6,979	$35,521

As at December 31, 2016, with other variables unchanged, a 10% strengthening (weakening) of the RMB against the CAD would have increased (decreased) net income by approximately $0.7 million.

As at December 31, 2016, with other variables unchanged, a 10% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $2.4 million.

(d)Interest rate risk

The Company is exposed to interest rate risk on its cash equivalents, short term investments, bank loan and outstanding mine right fee payable. As at December 31, 2016, all of its interest-bearing cash equivalents and short term investments earn interest at market rates that are fixed to maturity or at variable interest rate with terms of less than one year. The Company monitors its exposure to changes in interest rates on cash equivalents and short term investments. Due to the short term nature of the financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s after-tax net income.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from time to time from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer default is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at December 31, 2016 is considered to be immaterial. There were no amounts in receivables which were past due at December 31, 2016 (at March 31, 2016 - $nil) for which no provision is recognized.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2016, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1 million.

19.	SEGMENTED INFORMATION

The Company's reportable operating segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer who is the Chief Operating Decision Maker (“CODM”). The operational segments are determined based on the Company’s management and internal reporting structure. Operating segments are summarized as follows:

Operational Segments	Subsidiaries Included in the Segment	Properties Included in the Segment
Mining
Henan Luoning	Henan Found and Henan Huawei	Ying Mining District
Hunan	Yunxiang	BYP
Guangdong	Guangdong Found	GC
Other	SX Gold and 0875786 B.C. Ltd.	XHP
Administrative
Vancouver	Silvercorp Metals Inc. and BVI's holding companies	RZY
Beijing	Silvercorp Metals (China) Inc.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(a) Segmented information for assets and liabilities are as follows:

December 31, 2016
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$67,261	$1,951	$6,318	$517	$4,003	$32,616	$112,666
Plant and equipment	43,494	4,872	15,781	-	1,093	73	65,313
Mineral rights and properties	167,559	6,888	28,660	-	-	-	203,107
Investment in an associate	-	-	-	-	-	3,171	3,171
Other investments	-	-	-	-	-	1,026	1,026
Reclamation deposits	4,056	-	144	-	-	7	4,207
Long-term prepaids and deposits	213	95	299	91	-	-	698
Total assets	$282,583	$13,806	$51,202	$608	$5,096	$36,893	$390,188

Current liabilities	$35,040	$1,424	$7,357	$2,943	$216	$1,273	$48,253
Deferred income tax liabilities	24,308	820	-	-	-	-	25,128
Environmental rehabilitation	11,431	1,002	855	293	-	-	13,581
Total liabilities	$70,779	$3,246	$8,212	$3,236	$216	$1,273	$86,962

March 31, 2016
	Mining				Administrative
	Henan						Total
Balance sheet items:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver

Current assets	$34,277	$2,399	$5,310	$565	$287	$34,479	$77,317
Plant and equipment	46,387	5,477	17,800	-	1,254	127	71,045
Mineral rights and properties	176,603	7,429	31,869	-	-	179	216,080
Investment in an associate	-	-	-	-	-	3,133	3,133
Other investments	-	-	-	-	-	287	287
Reclamation deposits	2,138	-	155	-	-	8	2,301
Long-term prepaids and deposits	729	102	848	177	-	-	1,856
Total assets	$260,134	$15,407	$55,982	$742	$1,541	$38,213	$372,019
Current liabilities	$26,506	$1,690	$8,511	$3,619	$134	$1,652	$42,112
Mine right fee payable	5,796	-	-	-	-	-	5,796
Deferred income tax liabilities	22,286	938	-	-	-	-	23,224
Environmental rehabilitation	12,060	1,057	902	309	-	-	14,328
Total liabilities	$66,648	$3,685	$9,413	$3,928	$134	$1,652	$85,460

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December
31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(b)Segmented information for operating results are as follows:

Three months ended December 31, 2016
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$40,040	$-	$7,798	$-	$-	$-	$47,838
Cost of sales	(15,560)	-	(4,540)	-	-	-	(20,100)
Gross profit	24,480	-	3,258	-	-	-	27,738

Operating expenses	(3,157)	(497)	(1,130)	(55)	(315)	(1,079)	(6,233)
Finance items	30	(34)	27	(3)	59	407	486
Income tax expenses	(5,338)	(20)	-	-	-	5	(5,353)
Net income (loss)	$16,015	$(551)	$2,155	$(58)	$(256)	$(667)	$16,638

Attributed to:
Equity holders of the Company	12,413	(386)	2,056	(45)	(256)	(667)	13,115
Non-controlling interests	3,602	(165)	99	(13)	-	-	3,523
Net income (loss)	$16,015	$(551)	$2,155	$(58)	$(256)	$(667)	$16,638
(1) Hunan's BYP project was placed on care and maintenance starting August 2014;

Three months ended December 31, 2015
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$23,459	$-	$5,622	$-	$-	$-	$29,081
Cost of sales	(14,072)	-	(5,471)	-	-	-	(19,543)
Gross profit	9,387	-	151	-	-	-	9,538

Operating (expenses) income	(4,678)	(160)	(795)	(596)	(441)	2,264	(4,406)
Finance items	(120)	(9)	(3)	(3)	78	294	237
Income tax expenses	(808)	(33)	-	-	-	(612)	(1,453)
Net income (loss)	$3,781	$(202)	$(647)	$(599)	$(363)	$1,946	$3,916

Attributed to:
Equity holders of the Company	2,962	(141)	(605)	(473)	(363)	1,946	3,326
Non-controlling interests	819	(61)	(42)	(126)	-	-	590
Net income (loss)	$3,781	$(202)	$(647)	$(599)	$(363)	$1,946	$3,916

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

Nine months ended December 31, 2016
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan(1)	Guangdong	Other	Beijing	Vancouver
Sales	$110,666	$-	$18,741	$-	$-	$-	$129,407
Cost of sales	(46,851)	-	(12,285)	-	-	-	(59,136)
Gross profit	63,815	-	6,456	-	-	-	70,271

Operating expenses	(9,090)	(926)	(2,475)	(113)	(1,044)	(4,117)	(17,765)
Impairment loss	-	-	-	-	-	(181)	(181)
Finance items	(55)	(49)	29	(7)	200	812	930
Income tax (expenses) recovery	(13,617)	52	-	-	(1)	(525)	(14,091)
Net income (loss)	$41,053	$(923)	$4,010	$(120)	$(845)	$(4,011)	$39,164

Attributable to:
Equity holders of the Company	31,924	(646)	3,838	(93)	(845)	(4,011)	30,167
Non-controlling interests	9,129	(277)	172	(27)	-	-	8,997
Net income (loss)	$41,053	$(923)	$4,010	$(120)	$(845)	$(4,011)	$39,164
(1) Hunan's BYP project was placed on care and maintenance in August 2014;

Nine months ended December 31, 2015
	Mining				Administrative
	Henan						Total
Statement of operations:	Luoning	Hunan	Guangdong	Other	Beijing	Vancouver
Sales	$72,678	$-	$15,836	$-	$-	$-	$88,514
Cost of sales	(44,289)	-	(14,403)	-	-	-	(58,692)
Gross profit	28,389	-	1,433	-	-	-	29,822

Operating expenses	(10,474)	(674)	(2,272)	(803)	(1,436)	(567)	(16,226)
Finance items	(294)	(28)	20	(4)	272	341	307
Income tax expenses	(2,471)	(142)	-	-	(2)	(622)	(3,237)
Net income (loss)	$15,150	$(844)	$(819)	$(807)	$(1,166)	$(848)	$10,666

Attributable to:
Equity holders of the Company	11,679	(591)	(689)	(529)	(1,166)	(848)	7,856
Non-controlling interests	3,471	(253)	(130)	(278)	-	-	2,810
Net income (loss)	$15,150	$(844)	$(819)	$(807)	$(1,166)	$(848)	$10,666

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2016 and 2015 was all earned in China and is comprised of:

	Three months ended December 31, 2016
	Henan Luoning	Guangdong	Total
Silver (Ag)	$21,664	$1,746	$23,410
Gold (Au)	723	-	723
Lead (Pb)	16,658	2,085	18,743
Zinc (Zn)	995	3,775	4,770
Other	-	192	192
	$40,040	$7,798	$47,838

	Three months ended December 31, 2015
	Henan Luoning	Guangdong	Total
Silver (Ag)	$14,770	$2,014	$16,784
Gold (Au)	379	20	399
Lead (Pb)	7,738	1,818	9,556
Zinc (Zn)	572	1,602	2,174
Other	-	168	168
	$23,459	$5,622	$29,081

	Nine months ended December 31, 2016
	Henan Luoning	Guangdong	Total
Silver (Ag)	$65,953	$5,268	$71,221
Gold (Au)	2,682	-	2,682
Lead (Pb)	38,723	4,656	43,379
Zinc (Zn)	3,308	8,514	11,822
Other	-	303	303
	$110,666	$18,741	$129,407

	Nine months ended December 31, 2015
	Henan Luoning	Guangdong	Total
Silver (Ag)	$44,293	$5,121	$49,414
Gold (Au)	1,609	43	1,652
Lead (Pb)	24,429	4,630	29,059
Zinc (Zn)	2,347	5,498	7,845
Other	-	544	544
	$72,678	$15,836	$88,514

(d) Major customers

For the nine months ended December 31, 2016, three major customers (nine months ended December 31, 2015 - three) accounted for 16% to 32%, (nine months ended December 31, 2015 - 10% to 53%) and collectively 78% (nine months ended December 31, 2015 - 77%) of the total sales of the Company.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

20.	COMMITMENTS AND CONTINGENCIES

Commitments, not disclosed elsewhere in these financial statements, are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$3,972	$379	$3,079	$514
Commitments	$6,418	$-	$-	$6,418

As of December 31, 2016, the Company has two office rental agreements totaling $3,972 for the next seven years and commitments of $6,418 related to the GC property. During the three and nine months ended December 31, 2016, the Company incurred rental expenses of $93 and $393, respectively (three and nine months ended December 31, 2015 - $144 and $479, respectively), which were included in office and administrative expenses on the consolidated statement of income.

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

Due to the size, complexity and nature of the Company’s operations, the Company is subject to various claims, legal and tax matters arise in the ordinary course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. Major legal proceedings against the Company are summarized as follows:

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”). The lead plaintiff is John Mask and the amount claimed as special damages or general damages, not including claims for costs and interest, is $80 million or such other sum the court finds appropriate in the event this action is certified and judgment pronounced at trial. Two other class action lawsuits have been filed against the Company and certain of its senior officers and expert advisors in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) on September 11, 2013 and in the British Columbia Supreme Court pursuant to the Class Proceedings Act (British Columbia) on September 9, 2013. The Company understands that, as between the three actions, only the Mask Action is proceeding at this time. On October 22, 2015 the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. An appeal with the Court of Appeal for Ontario was denied on August 24, 2016 with further costs awarded in favour of Silvercorp. On October 23, 2016 Mr. Mask filed an application for leave to appeal to the Supreme Court of Canada. Subsequent to year end Mask discontinued the leave to appeal motion.

SILVERCORP METALS INC.
Notes to Condensed Consolidated Interim Financial Statements as at December 31, 2016 and for three and nine months ended December 31, 2016 and 2015
(Unaudited)(Expressed in thousands of U.S. dollars, unless otherwise stated)

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case is currently scheduled for a 60 day jury trial, commencing February 2018. The Company believes that there is no merit to the allegations and intends to pursue a vigorous defence.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Mine. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counter claim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP mine. The carrying value of XHP mine was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, SX Gold, a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million).
  SX Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was unpaid. In April 2016, HA Mining filed a counter claim for $2.2 million (RMB14.0 million). On June 17, 2016, the court issued an order in favor of SX Gold. The court order demands HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the court order. This case is currently under appeal. The outstanding receivable amount of $4.0 million (RMB26.0 million) was written off in prior years.

21.	SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2016	March 31, 2016
Cash on hand and at bank	$31,990	$28,839
Bank term deposits and GICs	34,984	13,124
Total cash and cash equivalents	$66,974	$41,963

Changes in non-cash operating working capital:	Three Months Ended December 31,		Nine Months Ended December 31,
	2016	2015	2016	2015
Trade and other receivables	$77	$(55)	$866	$(661)
Inventories	(618)	(492)	(1,097)	(2,940)
Prepaids and deposits	414	685	184	(16)
Accounts payable and accrued liabilities	3,956	(2,701)	8,744	3,007
Deposits received	(1,824)	(187)	127	(2,538)
Due to related parties	(50)	(169)	(168)	(291)
	$1,955	$(2,919)	$8,656	$(3,439)